SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: July 1, 2003

                             Koninklijke Ahold N.V.
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Royal Ahold
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                 (Translation of registrant's name into English)

                                 The Netherlands
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                         (Jurisdiction of organization)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111
                                                       -----------------

                                     0-18898
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                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes              No  X
                               ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On July 1, 2003, Koninklijke Ahold N.V. ("Ahold") issued a press release announcing, among other things, the completion of all internal forensic accounting investigations at Ahold, its subsidiaries and its joint ventures and the status of the Ahold 2002 audit. A copy of the press release is attached hereto as Exhibit 1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statement on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          KONINKLIJKE AHOLD N.V.

Date:    July 1, 2003                     By: /s/ M.P.M. de Raad
                                             -----------------------------------
                                             Name:   M.P.M. de Raad
                                             Title:  Executive Vice President

                                LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:


Exhibit   Description

1. Ahold press release, dated July 1, 2003, announcing, among other things, the completion of all internal forensic accounting investigations at Ahold, its subsidiaries and its joint ventures and the status of the Ahold 2002 audit